Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2005

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION. COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM: FINANCIAL RESULTS

Taylor Devices completed its 2004-2005 fiscal year on May 31, 2005. The Company has returned to profitability, albeit at a lower sales volume. Sales for 2005 were $11,215,592, down from $13,021,402 in 2004. Year end net profit for 2005 was $202,107, compared to a loss of $58,621 in 2004.

In general, the Company continues to be impacted by softness in the western U.S. construction markets. This has been partially offset by an influx of export orders. Aerospace and military sales have remained relatively constant.

Taylor Devices' firm order backlog at year end was $7.3 million.

FOURTH QUARTER	F/Y 04-05	F/Y 03-04
SALES	$3,494,958	$3,305,786
NET EARNINGS	$157,565	$204,092
EARNINGS PER SHARE	5¢	7¢

FISCAL YEAR	F/Y 04-05	F/Y 03-04
SALES	$11,215,592	$13,021,402
NET EARNINGS	$202,107	($58,621)
EARNINGS PER SHARE	7¢	(2¢)
SHARES OUTSTANDING	3,102,057	2,994,561

ITEM: NEW ORDERS, SEISMIC

Silvertie Center Tower 2 - Beijing, China

The city of Beijing lies in a moderate to high seismic zone. Thus, buildings in this city tend to have relatively low story heights compared to the tall buildings in southern Chinese cities such as Hong Kong and Shanghai. The southern regions of China tend to be much lower in seismic activity, hence tall buildings tend to be more popular.

All of this is changing; with the simple addition of Taylor Dampers, tall buildings can have a much greater seismic capacity at a reasonable cost. The new 63-floor Silvertie Center Tower 2 will be the first of the next generation of buildings in Beijing. The building will be used for upscale offices, housing the operations of international firms. Seismic protection is provided by 73 Taylor Dampers, each rated at forces of up to 135 tons. The dampers will be installed in the structure using diagonal brace elements.

Longhua Songhua Bridge - Jilin, China

This new highway bridge lies in a region of high seismic activity to the north of Beijing. The city of Jilin has a population of four million and like much of northern China, it relies heavily on road transportation. This new 2,100 foot span box section concrete bridge required added damping to meet recently updated seismic codes. A total of 16 Taylor Dampers, each rated at 200 tons of force, will be used between the bridge's piers and deck.

GerFu Business Center - Taipei, Taiwan

This existing office building in downtown Taipei required an upgrade to meet the latest earthquake codes. This is relatively unusual in Taiwan as the country's economy is booming and owners tend to build new buildings on older sites. This building proved to be an exception, and the owner will be adding 33 Taylor Dampers, each rated at 100 tons of force, to increase seismic capacity.

Point De Vatine Bridge - Paris, France

Seismic applications in France are very unusual, simply because the seismic activity in the region is considered low. Nevertheless, this new swing bridge will be using 6 Taylor Dampers, each rated at 55 tons of force, for seismic protection.

Nine Gymnasiums - California

For several years Taylor Devices has been providing relatively small dampers for a new "generic" school gymnasium design with the high level of seismic protection required for school buildings located in California. This business has taken an upward surge of late, and Taylor Devices has received orders for dampers used in a total of nine new gymnasiums. This requires a total of 72 Taylor Seismic Dampers, each rated at up to 15 tons of force. Although these dampers are rather small, when the number of potential applications in California is considered, this appears to be a market sector with very high potential.

Seattle Light Rail System - Seattle, Washington

The city of Seattle is constructing a new light rail system to provide passenger service throughout the city. Taylor Devices' Seismic Dampers were selected for this project and are being used to protect bridge structures. The application is very similar to the Taylor Dampers used in the Taiwan High Speed Rail System several years ago. A total of 34 Taylor Dampers have been ordered, each rated at up to 288 tons of force.

ITEM: NEW ORDERS, AEROSPACE AND DEFENSE

U.S. Navy

The U.S. Navy has placed several new purchase orders with the Company. These include shock isolators used on the MK41 Vertical Launch System for surface ships, a surface ship point defense missile system, and the new Virginia Class Attack Submarine. The latter order is for multiple vessels, spanning several years into the future.

ITEM: IN MEMORIAM, JOSEPH P. GASTEL

Long-time Board Member, Corporate Secretary, and Patent Attorney, Joseph P. Gastel passed away on June 23, 2005, at 80 years of age. Joe's association with Taylor Devices and Tayco Developments began in 1972 when he was named Tayco's Corporate Patent Attorney. As such, he was responsible for all of Tayco's patent filings for more than thirty years. In 1984, Joe became a member of the Taylor Devices Board and was subsequently appointed Secretary of the Corporation. Joe held these same positions at our affiliate, Tayco Developments.

Joseph Gastel was a brilliant yet most humble person with an exemplary career, including holding the position of House Patent Counsel for Trico Products Corporation (automotive windshield wipers), Staff Patent Counsel for Carrier Corporation (air conditioners), and Patent Solicitor for the United States Navy.

Those of us on the Taylor Board recall fondly how Joe's humble demeanor permeated his life. For example:

When asked about his World War II combat experiences as navigator and bombardier on a B-29 bomber, Joe replied: "I don't remember anything - except that I was very, very scared on every mission."

We all miss Joseph Gastel very much . . . may he rest in peace.

ITEM: REGINALD B. NEWMAN, II APPOINTED TO BOARD OF DIRECTORS

The Company's Board of Directors have appointed Reginald B. Newman, II to the positions of Corporate Secretary and member of the Company's Board of Directors. Mr. Newman was employed by NOCO Energy Corp. since 1960 and continues to serve as its Chairman. Mr. Newman also serves on the Boards of M&T Bank Corporation, Rand Capital Corporation, Dunn Tire Corporation and currently chairs the Board of Trustees of the University of Buffalo Foundation, Inc. Mr. Newman's appointments fill the vacancies created when longtime Director and Secretary, Joseph P. Gastel died on June 23, 2005.

We are continuing to strengthen our Board and senior management and consider ourselves fortunate to be able to work closely with someone of Reginald Newman's stature. Joe Gastel served Taylor Devices loyally and faithfully for over thirty years and we believe he would have supported the addition of Mr. Newman to the Company's team.

ITEM: NEXT MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders. You should be receiving your mailing in September.

By:	/s/Douglas P. Taylor
Douglas P. Taylor President